1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808
July 1, 2019
Sara von Althann
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549

Re:	YouNow, Inc.
Offering Statement on Form 1-A
Submitted June 19, 2019
File No. 367-00170
Dear Ms. von Althann:
YouNow, Inc. (“YouNow,” the “Company” or “we”) respectfully submits this supplemental correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A (the “Offering Statement”).
The Company wishes to inform the Staff that it has determined to account for the treatment of its Simple Agreements for Future Tokens ("SAFTs") as research and development arrangements under ASC 730-20. This change has no effect on the Company’s financial position, results of operations, or cash flows as presented in its 2018 and 2017 consolidated financial statements.
Pursuant to ASC 730-20, YouNow determined to record a liability for amounts received from token purchasers that were refundable pursuant to the terms of the SAFTs. Pursuant to Section 1(c) of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events: the issuance of Props Tokens pursuant to Section 1(a) of the SAFT, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of YouNow as described in Section 1(b) of the SAFT, the expiration of a deadline set by amendments to the SAFTs as March 4, 2019, or the failure to obtain at least $10,000,000 in proceeds from the sale of SAFTs. If the SAFT terminated pursuant to the deadline described in

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
July 1, 2019

Section 1(c) of the SAFT or the failure to obtain at least $10,000,000 in proceeds from the sale of SAFTs as described in Section 1(c) of the SAFT, the SAFT purchaser’s purchase amount for her SAFT would have been refundable. Because YouNow obtained more than $10,000,000 from the sale of SAFTs, purchase amounts for SAFTs were only refundable if the SAFTs terminated pursuant to the deadline. This liability was recorded as “Token obligations” on the Company’s consolidated balance sheets at December 31, 2018 and 2017. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, YouNow has recorded a liability equal to its repayment obligations pursuant to the SAFTs.
YouNow has concluded that, upon the issuance of Props Tokens to the SAFT purchaser pursuant to Section 1(a), YouNow will have fulfilled all of its obligations to the SAFT purchaser, and YouNow will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. As described above, pursuant to Section 1(c) of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens pursuant to Section 1(a) of the SAFT or the expiration of a deadline set by amendments to the SAFTs as March 4, 2019. As a result, upon delivery of Props Tokens pursuant to Section 1(a) of the SAFT prior to some other expiration or termination, the SAFT expires and terminates. Section 1(a) of the SAFT states that YouNow must issue Props Tokens upon an Application Launch. “Application Launch” is defined to mean “a bona fide transaction or series of transactions, pursuant to which [YouNow] will distribute [Props Tokens] to the general public following the launch of YouNow’s Rize platform and functional [Props Token].”  As described in the Offering Statement, YouNow delivered Props Tokens to certain SAFT holders on March 4, 2019. These Props Tokens had basic functionality within the Props Live Video App, which as noted elsewhere in the Offering Statement is the successor to the Rize app. As a result, YouNow has determined that it delivered Props Tokens pursuant to Section 1(a) for these SAFTs prior to the expiration or triggering of any other termination provision of these SAFTs, and accordingly, the delivery of the Props Tokens concurrently terminated these SAFTs and YouNow’s obligations under the SAFTs, including any potential commitment to refund the SAFT purchaser’s purchase amount.
Upon issuance and delivery of Props Tokens to SAFT purchasers, the Company will offset the “Token obligation” liability and recognize “Other Income.” Therefore, for the SAFTs for which YouNow has delivered Props Tokens, YouNow has recognized the related SAFT sale proceeds as "Other Income" and canceled the related refund liability. Similarly, YouNow has not recognized "Other Income" related to SAFT sale proceeds received from SAFT purchasers who have not yet provided YouNow with wallet address information as required by Section 1(a) of the SAFT. YouNow records proceeds from the sale of SAFTs as “Other Income” because (i) the issuance of forward contracts for the delivery of Props Tokens is not central to YouNow’s

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
July 1, 2019

business and (ii) SAFT purchasers generally were not involved in YouNow’s research and development efforts related to the Props Tokens or the Props Network.
YouNow has noted elsewhere in the Offering Statement that investors could argue that YouNow needed to enable functionality for the Protocol Rewards Engine and rewards in order to properly deliver Props Tokens pursuant to the SAFT, which YouNow believes it is not legally able to do prior to qualification of the Offering Statement. YouNow believes, however, that it properly delivered Props Tokens, and could not be deemed to have failed to perform under Section 1(a) of the SAFT where the application of law prohibited enabling additional functionalities for the platform, as described in Section 7(i) of the SAFT. Nevertheless, YouNow has disclosed potential related litigation risk in the Offering Statement.
Further, YouNow believes that the above-described delivery obligations comprise all express or implied understandings regarding obligations under the SAFTs. YouNow notes that the one legal agreement entered into between YouNow and the SAFT purchasers was the SAFT itself, which as described above, does not provide ongoing enforceable obligations against YouNow following delivery of the Props Tokens, either generally or specifically with respect to the Props Tokens’ continuing functionality. Although disclosure in the “offering materials” was provided to SAFT purchasers relating to the tokens, YouNow does not believe that SAFT purchasers could reasonably understand for these materials to contain performance obligations independent of the SAFTs. In Section 7(a) of the SAFT, SAFT purchasers agreed that the SAFT sets forth the entire agreement and understanding relating to the subject matter of the SAFT and supersedes any other disclosures, discussions, understandings and agreements. As a result, YouNow believes that there are no further obligations to SAFT purchasers subsequent to termination of the SAFT concurrent with delivery of the Props Tokens. Once YouNow has fulfilled its contractual obligations under the SAFT by delivery of the Props Tokens to the purchaser’s electronic wallet, the Company has no intention of refunding the SAFT purchase amounts under any circumstances. Further, YouNow has reviewed the “offering materials” and public statements of YouNow relating to the SAFTs, and the Company believes there are no surrounding conditions under which YouNow would repay any of the SAFT purchase amounts. YouNow also has no intention to repay any of the SAFT purchase amounts.
In light of the above, the Company proposes to revise (i) the portion of the Offering Statement captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgements and Estimates—Revenue Recognition" and (ii) "Note 2, Summary of Significant Accounting Policies: (D) Token Issuances" included with the consolidated financial statements of YouNow, Inc. to read, respectively, as follows:

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
July 1, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgements and Estimates—Other Income Recognition:
YouNow is recording the sale of the Props Tokens under the SAFTs as a research and development arrangement under ASC 730-20. Pursuant to ASC 730-20, YouNow recorded a liability for amounts received from token purchasers that were refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of YouNow, or the reaching of a deadline, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date. See “Other Offerings” for additional information. If the SAFT terminates pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount is refundable. As a result, this liability was recorded as “Token obligations” on the Company’s consolidated balance sheets at December 31, 2018 and 2017. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, YouNow has recorded a liability equal to its repayment obligations.
YouNow has concluded that, upon the issuance and delivery of Props Tokens to the SAFT purchaser in accordance with the SAFT, YouNow has fulfilled all of its obligations to the SAFT purchaser, and will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. Upon issuance and delivery of Props Tokens to SAFT purchasers, the Company will offset the “Token obligation” liability and recognize “Other Income.” Further, once the Company has fulfilled its contractual obligations under the SAFT by delivery of the Tokens to the purchaser’s electronic wallet, the Company has no intention of refunding the SAFT purchase amount under any circumstances. As a result, the Company believes there are no surrounding conditions under which YouNow would repay any of the SAFT purchase amounts.
Note 2, Summary of Significant Accounting Policies: (D) Token Issuances:
(Note 2) Summary of Significant Accounting Policies:
(D) Token Issuances
The Company has entered into token issuance agreements under Simple Agreements for Future Tokens (“SAFTs”) as discussed in Note 7. The Company accounts for its token issuances as research and development arrangements under ASC 730-20.

Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
July 1, 2019

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from token purchasers that are refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date as discussed in Note 7. If the SAFT terminates pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount is refundable. As a result, this liability was recorded as “Token obligations” on the Company’s consolidated balance sheets at December 31, 2018 and 2017. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company has recorded a liability equal to its repayment obligations.
The Company has concluded that, upon the issuance and delivery of Props Tokens to the SAFT purchaser in accordance with the SAFT, the Company has fulfilled all of its obligations to the SAFT purchaser, and will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. Upon issuance and delivery of Props Tokens to SAFT purchasers, the Company will offset the “Token obligation” liability and recognize “Other Income.” Further, once the Company has fulfilled its contractual obligations under the SAFT by delivery of the Tokens to the purchaser’s electronic wallet, the Company has no intention of refunding the SAFT purchase amount under any circumstances. As a result, the Company believes there are no surrounding conditions under which YouNow would repay any of the SAFT purchase amounts.
For the years ended December 31, 2018 and 2017, the Company did not recognize any "Other Income" from Token issuances.
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Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
July 1, 2019

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above. YouNow intends to request that the Staff declare the Offering Statement qualified as of July 11, 2019.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum